MANAGEMENT’S DISCUSSION AND ANALYSIS

Three months ended March 31, 2014 and 2013

_______________________

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (formerly Keegan Resources Inc.) (“Asanko” or the “Company”) has been prepared by management as of May 13, 2014 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2014 and the related notes thereto, prepared in accordance with International Accounting Standard No.34, Interim Financial Reporting. This MD&A should also be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2013 and the related notes thereto. All financial information has been prepared in accordance with International Financial Reporting standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts herein are expressed in United States dollars unless stated otherwise. References to C$ are to Canadian dollars.

This MD&A contains Forward Looking Information. Please read the Cautionary Statements on page 25 carefully.

Description of the Business

The Company was incorporated on September 23, 1999 under the laws of British Columbia.   The Company’s shares trade on the Toronto Stock Exchange (“TSX”) and NYSE MKT Equities Exchange (formerly American Stock Exchange) under the symbol “AKG”.  The Company’s primary asset is its Asanko Gold Mine Project (the “Project”) located on the Asankrangwa gold belt in Ghana.

Asanko’s vision is to become a mid-tier gold producer. In achieving this goal it will continue its emphasis on prudent deployment of capital and a sharp focus on operating costs.  This vision will be achieved through:

•

The phased development of the Asanko Gold Mine Project, with a Phase 1 goal of producing 220,000 ounces per year commencing in 2016;

•

Organic growth via near-mine exploration and judicious regional exploration on its three existing exploration projects in Ghana: Asumura, Kubi and Diaso; and

•

Pursuing growth via merger and acquisition opportunities as they arise.

Highlights for the three months ended March 31, 2014 and the subsequent period to May 13, 2014

•

An acquisition of TSX-listed PMI Gold Corporation (“PMI”) was announced in December 2013 and completed on February 6, 2014.The PMI acquisition resulted in a combination of the neighbouring Esaase and Obotan gold projects into the Project with a combined 7.5 million ounces Measured & Indicated Resources and an additional 2.9 million ounces of Inferred Resources, of which 4.8 million ounces are categorized as Proven and Probable Mineral Reserves.

o

the Project is to be developed in phases with Phase 1 leading to 220,000 oz per year annualized production starting in 2016.

o

Integration of Phase 2 will be evaluated during the construction of Phase 1.

o

Early works on Phase 1 commenced in early April 2014 with a full investment decision expected to be made by the Company’s Board of Directors (“the Board”) in Q3 2014.

o

Key contractors for Phase 1 were appointed as part of the initiation of early works with DRA appointed as EPCM contractor and Knight Piesold as Tailings Storage Facility design contractor.

•

The Company strengthened its Executive Management Team and Board of Directors with Colin Steyn appointed Chairman of the Company on March 3, 2014 and key executive appointments on March 26, 2014 of Joe Zvaipa as Managing Director Ghana, Rob Sherwen-Slater as Mining Executive and Frans de Bruyn as Organizational Capability Executive.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

•

Modified terms for the Company’s Loan Agreement were agreed with UK based resource group Red Kite for the secured debt facility of up to $150 million to allow for the use of proceeds and security package to be tailored for the Project Phase 1 project development plan.  Definitive agreements are expected to be executed during Q2 2014.  When combined with the cash on hand of $239 million, Phase 1 of the Project is fully financed with no hedging, cash sweep or limitations on the Company’s growth strategy.

•

Key environmental and water use approvals were received for the Esaase site, which enhances the Company’s development options for Phase 2 at the Project.

•

A near-mine exploration drilling program was initiated at Dynamite Hill in April 2014 with the objective of infill drilling the identified mineralized zone to Measured and Indicated status to allow for Dynamite Hill to be exploited during the start of Phase 1 in 2016, de-risking the start-up by reducing the reliance on a single mining pit.

Asanko Gold Mine Project

The acquisition of PMI has created a flagship project in Ghana and the foundation on which to build a mid-tier gold mining Company.  The flagship project was created by combining both the Obotan and Esaase Projects into one mine now referred to as the “Asanko Gold Mine Project”.  The process of integrating all former PMI operations into Asanko was completed in early May 2014 with PMI’s Perth office closed and the Company’s operations in Ghana combined into a single business unit.

Asanko’s vision is to become a mid-tier gold producer with a continued emphasis on prudent deployment of capital and a sharp focus on operating costs.  This vision will be achieved through:

•

The phased development of the Project, with Phase 1 producing at an annualized 220,000 ounces per year in 2016;

•

Organic growth via near-mine exploration and judicious regional exploration on its three existing exploration projects in Ghana: Asumura, Kubi and Diaso; and

•

Pursuing growth via further merger and acquisition opportunities.

Location

The Project is located in the Amansi West District of Ghana, approximately 35km south west of the regional capital Kumasi and consists of three primary concessions:  Abore-Abirem, Adubea and Esaase.  Abore-Abirem and Adubea mining leases cover a total area of 88.98 km2 and contain the key Nkran deposit as well as the smaller satellite deposits of Abore, Adubiaso and Dynamite Hill. The Esaase concession covers 42.32 km2 and contains the second primary deposit making up Project shown in Figure 1.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

Figure 1 – Key concessions and mining pit locations for the Project.

Development Strategy

The Project will ultimately be designed as a single processing facility built in phases with ore sourced from multiple pits across the Project concessions.  The currently known pits include Nkran and Esaase, which between them collectively contain an estimated 7.5 million ounces of gold as Measured and Indicated Mineral Resources, including 4.8 million ounces of gold as Proven and Probable Mineral Reserves and three smaller satellite pits.

The Company is evaluating a number of scenarios for the most optimal development strategy for the Project.  It is currently envisaged that the Project will be built in two phases, with Phase 1 expected to commence construction during 2014, post a development decision in Q3 2014. Phase 1 infrastructure will be generally based upon PMI’s Definitive Feasibility Study completed and published in late 2012, including a 3 million tonne per annum CIL processing plant with associated tailings storage facilities located near the existing Nkran deposit, as shown in Figure 2.

This processing plant and associated infrastructure is fully permitted, with the detailed design well advanced and long-lead time milling equipment mostly paid for and waiting to be delivered.  Capital costs for the project were estimated to be US$297 million in the 2012 Definitive Feasibility Study, of which US$82 million was included for pre-stripping the Nkran deposit.  The Company is currently updating the capital cost estimates ahead of a full development decision.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

Figure 2 Project Phase 1 Infrastructure Plan

610,000E
615,000E
2 kilometres
WGS 1984 UTM Zone 30N
Adubiase
Abore Shear
Abriem
Nkran Shear
Dynamite Hill
Adubea
Nyankumase
Kampese
705,000N
Adubiaso Pit
Waste Dump
Akwasiso
Fromenda Shear
Tailings Dam
Mill Site
Waste Dump
Abirem
Kaniago (Adansi)
Camp Village
Workshop Area
Nkran
Kwankylabo
Nkran Pit
Datano
700,000N
Road - Existing
Road - Design
Townsite
Design
Structural Corridor
OBO_0012B

A second Project phase is envisioned, which would expand production from the initial 220,000 ounces per year. Phase 2 will be fully evaluated by optimizing the metallurgical flow sheet and ore transportation options during the construction of Phase 1.  Specifically, the Company expects to initiate a scoping study in the second half of 2014 to evaluate Phase 2 options.

Once the definitive mine development plans have been identified for Phase 1, the Company will issue a revised Technical Report under Canadian securities regulatory instrument NI 43-101 (Disclosure Standards for Mineral Projects) which will be based on a revised resource statement for the Nkran pit and the three smaller satellite pits between Esaase and Nkran.  The revised resource statement will be based on a re-interpretation of the geological structures that have been undertaken over the past several months.  A maiden resource estimate for the newly discovered Dynamite Hill deposit, a fourth satellite deposit located between Nkran and Esaase, is also expected to be included in the new Technical Report.

Permitting

In November, 2012, the Company received mining leases on the Abore-Abirem and Adubea prospecting licences. The mining leases have been granted for different periods, with the Abore lease expiring on November 1, 2017, the Abirem lease expiring on March 27, 2026, and the Adubea lease due to expire on November 1, 2018. All leases are renewable under the terms of the Minerals and Mining Act, 2006. In conjunction with the formal issue of the Mining Leases, the Company also received a key water discharge permit which will allow the commencement of dewatering operations of the Nkran and Adubiaso pits.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

In November 2013, the Company received the Environmental Permit from the Environmental Protection Agency (“EPA”) in Ghana and the Mine Operating Permit from the Mines Inspectorate in Ghana for Phase 1 of the Project.  As such, the Company has all necessary major permits required to proceed with the start of construction of Phase 1 of the Project.

The Phase 1 Environmental Permit incorporates the requirement for limited backfilling of the smaller satellite pits, relocation planning for potentially affected dwellings, cyanide detoxification of discharge water and installation of a tailings dam liner.  These items are all incorporated and allowed for in the current capital cost estimate.

There is also a condition in the Environmental Permit requiring the Company to post the first portion of its reclamation bond for the Project.  The first bond payment is expected to be made in Q3 2014 and will consist of a cash component, as well as a letter of credit with a recognized financial institution.  The terms of the reclamation bonding are currently being negotiated with the EPA in the form of a standard Reclamation Security Agreement.

In addition, the Company received the Environmental Invoice (the "Invoice") and Water Use Permits for the Esaase deposit from the relevant Ghanaian Regulatory Authorities in March 2014.  The Invoice, issued by the EPA, through its Technical Review Committee, is a pre-cursor to receiving the final Environmental Permit. Asanko will now finalize its EIS to incorporate the comments of the Invoice, which are not expected to be onerous, and submit it to the EPA for final permitting, which will occur in due course.  The receipt of the Invoice from the EPA means that Asanko will be able to apply for a temporary mining permit and commence early works at the Esaase site at its discretion.

The Company has also received three key Water Use Permits required for the Esaase site from the Ghanaian Water Resources Commission ("WRC"). The permits will allow the Company to abstract boreholes for domestic, construction and operation purposes at the Esaase site and are valid for an initial period of three years and renewable thereafter.

Available Project Financing

During October 2013, the Company entered into a definitive senior debt facility agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I ("Red Kite") to provide a secured project debt facility for a total of $150 million. The project debt facility was to be used for the development, construction and working capital requirements of the Esaase Gold Project.

In addition to the DSFA, Asanko and Red Kite have also entered into an Offtake Agreement under which the Company has agreed to sell the gold from Esaase for the life of the mine to Red Kite at spot prices during a nine day quotational period following shipment. The Company paid an arrangement fee for this facility but is not obligated to draw the facility down.  If the Company does not draw down the facility it is not obligated to perform the offtake.

In April 2014, the Company agreed terms to amend this project debt facility to reflect the Company's plans to develop Phase 1 of the Project. Definitive agreements are expected to be executed during Q2 2014.  The terms of the amended agreement will be substantially similar to the DSFA.  The debt provided under the amended agreement will be specifically utilised for developing Phase 1 of the Project. There are no arrangement fees payable by Asanko to Red Kite to transfer this facility to Phase 1 of the Project.

The Agreement provides for two loan facilities: a US$130 million loan facility (the "Project Facility") and a US$20 million cost overrun facility (the "Overrun facility"). The Overrun facility is provided as an option available to the Company, should it be required. Performance under the amended agreement will be fully secured by the assets related to Phase 1 of the Project only and will be guaranteed by the Company until Phase 1 project completion.

There are no gold hedging provisions, cash sweep requirements or other restrictions usually associated with traditional project finance facilities of this nature, so Asanko will not be prevented from pursuing its growth strategy.

The terms of the Offtake Agreement will be amended to limit the gold to be delivered under the Offtake Agreement to a maximum of 2.22 million ounces. The amended Offtake Agreement will also provide Asanko with an option to terminate the

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

Offtake Agreement once the loans are repaid for a specified fee, which is dependent upon the total amount drawn under the debt facility and the number of ounces delivered at the time of termination.

The terms of the amended agreement are expected to be substantially similar to the Agreement, namely:

Project Facility Details ($130 million):

●

Interest rate of LIBOR + 6% with a one percentage minimum LIBOR rate;

●

1.5% fee payable on drawdowns;

●

Four year quarterly repayment schedule (commencing after a two year capital and interest holiday or early repayment at any time without penalty; and

●

Conditions precedent to full drawdown principally are completion of the Phase 1 Project Plan with material outcomes substantially the same as the September 2012 Definitive Feasibility Study ("DFS").

●

The Company will be required to make the first drawdown upon execution of the definitive amendment agreement and to draw a total of $60 million by the end of 2014.

Overrun Facility Details ($20 million):

●

Interest rate of LIBOR +10% with a one percentage minimum LIBOR rate;

●

3% fee payable on drawdowns;

●

Three year quarterly repayment schedule and early repayment at any time without penalty; and

●

Conditions precedent to drawdown are confirmation that the Company has sufficient funds with the Overrun Facility to complete Phase 1, that the Project Facility is fully drawn and that 4,000,000 Asanko share warrants have been issued to Red Kite. The warrants would be priced at a 25% premium to the 20 day volume weighted average price of Asanko at that time and have a 2.5 year term to expiry.

Offtake Agreement Details:

●

100% of the future gold production from Phase 1 of the Project to a maximum of 2.22 million ounces;

●

Red Kite to pay for 100% of the value of the gold nine business days after shipment;

●

A provisional payment of 90% of the estimated value will be made one business day after delivery; and

●

The gold sale price will be a spot price selected during a nine day quotational period following shipment.

Should the Company wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the Project and Overrun Facility as well as the amount of gold delivered under the Offtake Agreement at the time of termination

Project Schedule

The key milestones that the Company is working towards are, as follows:

➢

Board Development Decision

Q3 2014

➢

Construction start

Q3 2014

➢

Dynamite Hill Exploration Results

Q4 2014

➢

Phase 1 Updated Reserves and Mine Plan

Q1 2015

➢

Commissioning

Q4 2015

➢

First Gold Pour

Q1 2016

➢

Steady state production

Q2 2016

Reserves and Resources

The Company is in the process of reviewing the existing Mineral Reserves and Resources from the Project and expects to issue a combined updated Mineral Resource and Reserve statement for the Project in Q1 2015 as part of its normal year-end regulatory filings.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

Near-Mine Exploration

On May 5, 2014, the Company announced further results from its 2013 drilling program at Dynamite Hill, located approximately 7 km to the north-east of the planned processing facility for Phase 1 of the Project.  In April 2014, the Company initiated an 11,000m infill drilling program which should be sufficient to allow open pit mine planning of oxide mineralization at Dynamite Hill.  It is anticipated that Dynamite Hill will provide mining flexibility for the early stages of the Phase 1 operation.

During the second half of 2013, 46 reverse circulation (“RC”) holes and 6 diamond drill holes (“DD”) were completed (6,897 metres), adding to the 40 previously announced drill holes completed earlier in 2013 (see news releases of PMI, dated June 6, 2013 and July 26, 2013).  Significant results from the current drilling are shown in Table 1, Figure 3 and Figure 4.

Table 1 – Significant Drill Intercepts from Second Half 2013 Dynamite Hill Exploration

Hole	Intercept	From Depth
DYDD-13-001	29.5 m @ 1.71 g/t	80.5
DYDD-13-003	56.0 m @ 2.00 g/t	59.0
DYRC-13-047	28.0m @ 2.93 g/t	81.0
DYRC-13-056	17.0m @ 3.07 g/t	93.0

Figure 3 – Drill Hole Locations and Selected Intercepts

Recent RC drilling result
Mineralised zone
Quartz-Feldspar-Porphyry
Greywacke
Phyllite
Recent RC drill hole with mineralised intercept
Previous RC drill hole with mineralised intercept
Trench with mineralised intercept
616,500E
707,000N
707,000N
DYRCD13-001
42m@0.64 g/t Au
DYRC13-048
32m@2.73 g/t Au
DYRC13-047
28m@2.93 g/t Au
DYRC13-056
17m@3.07 g/t Au
DYRC13-063
10m@2.64 g/t Au
DYDD13-003
56m@2.00 g/t Au
DYRC13-064
51m@1.03 g/t Au
DYRC13-061
10m@2.73 g/t Au
DYRC13-041
18m@1.57 g/t Au
DYRC13-040
17m@2.07 g/t Au
DYRC13-042
35m@1.93 g/t Au
DYDD13-001
29.5m@1.71 g/t Au
DYRC13-071
8m@2.74 g/t Au and
31m@1.10 g/t Au
DYDD13-002
2m@10.03 g/t Au and
17m@1.69 g/t Au
600m
500m
400m
300m
200m
A
B
Section Line 550m
100 metres
WGS 1984 UTM Zone 30N
616,500E
OBO_0009I

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

Figure 4 – Section Line 550m with Select Drill Intercepts

North-West
South-East
DYRC13-071
DYRC13-048
DYRC13-032
DYDD13-001
DYRC13-047
DYRC13-031
DYRC13-043
DYRC13-030
4m@1.53 g/t Au
20m@1.20 g/t Au
14m@1.30 g/t Au
300 RL
300 RL
14m@3.20 g/t Au
incl 1m @ 22.32 g/t Au
41m@1.99 g/t Au
28m@2.93 g/t Au
29.5m@1.71 g/t Au
Base of complete oxidation
Top of fresh rock
125m
125m
130m
121m
32m@2.73 g/t Au
157m
186m
200 RL
200 RL
40 metres
8m@2.74 g/t Au
31m@1.10 g/t Au
OPEN
228m
Section Line 550m
OBO_00010C - S550m
Recent drilling result
Previous drilling result
Mineralised zone
Quartz-Feldspar-Porphyry
Phyllite
Greywacke
Recent Drill hole with mineralised intercept
Previous Drill hole with mineralised intercept

The 2014 drill program at Dynamite Hill plans for 11,000 metres and will primarily focus on infill drilling the known mineralised zone with the aim of a maiden mineral resource to Measured and Indicated status.  In addition to the infill drilling, a comprehensive pit slope geotechnical and hydrogeological study will be initiated to prepare for mine planning.

The drilling program is expected to take three months to complete.  Updated drill results are anticipated in September 2014.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

Organizational Capability

On March 3, 2014 the Company announced the appointment of Colin Steyn as Chairman of the Board of Directors following the first meeting of the newly constituted Board post the acquisition of PMI Gold. The other members of the Board are Peter Breese (President and CEO), Peter Bradford, Gordon Fretwell, Marcel de Groot, Michael Price and Shawn Wallace.

Colin Steyn has over 30 years experience in the resources sector with particular expertise in developing mines in Southern Africa. During his career, Colin was one of the original founders of TSX-listed LionOre Mining and subsequently President and CEO, building the Company into a major international mining house prior to its acquisition by Norilsk Nickel International in 2007 for $6.7 billion. He was also Executive Director in charge of metallurgical operations in Zimbabwe for Rio Tinto. More recently, he was a Non-Executive Director of Mantra Resources, until its $1 billion acquisition in 2011 by ARMZ Uranium Holding Co. ("ARMZ"), the 51.4% shareholder in Uranium One. Mr Steyn is also Chairman of TSX-Listed Coalspur Mines.

The Company also made changes and additions to its Executive Management during the period.  The Company has added depth to its technical team with the appointment of Rob Sherwen-Slater as Mining Executive, who will be based in the Projects office in Johannesburg. Rob has over 20 years of mining experience in operational, project management and executive roles in Africa and Australia. Most recently Rob was Group Executive Mining for Coffey International based in Australia. Prior to that he was Operations Director for Norilsk Nickel in Australia, Projects Director for LionOre Mining in Africa and Chief Mining Engineer for JCI Projects.

Mike Gloyne, former Chief Operating Officer of PMI Gold was retained by the Company on a temporary basis to assist with the integration of PMI's assets into Asanko. Following completion of the integration at the end of April 2014, Mike has left the Company along with all other prior officers of PMI Gold.  In addition, Tony Devlin, Chief Operating Officer of Asanko, has resigned and taken early retirement.

Josephat (Joe) Zvaipa was appointed Managing Director - Ghana and will be based in Accra. Dr. Ben Adoo, formerly Managing Director and Chairman of the Company's Ghanaian subsidiary, will retain the full-time role of Executive Chairman in Ghana. Joe has over 25 years of experience in operations management, human resources, training and development. During his career, he has held positions as Operations Executive at Zimasco in Zimbabwe, one of Africa's largest integrated ferrochrome producers, Head of Training and Development at the Hwange Colliery, Zimbabwe's largest coal producer and Head of HR at LionOre Mining's Africa division, until its acquisition by Norilsk Nickel. Most recently he was Head of Organizational Capability at Asanko.

To fill the role left by Mr. Zvaipa's move to Ghana, the Company has hired Frans de Bruyn as Organizational Capability Executive, who will based in Johannesburg. Frans has extensive human resources and organizational development experience. He has held senior managerial positions in South Africa and Australia with a number of mining and mining services companies, including Anglo American, Rio Tinto and Snowden. During the past 20 years, he has focused on business readiness and capability development and worked as a consultant with Asanko, Mantra Resources, LionOre Mining, Rio Tinto, BHP Billiton, BCL, Mimosa Mining Company and Zimasco. He holds a Doctorate in Psychology.

With the addition of Rob Slater and Frans de Bruyn, the Company has rounded out its Executive Team in line with its vision of becoming a mid-tier gold producer. Other current executive team members are as follows:

•

Peter Breese, President and CEO

•

Greg McCunn, Chief Financial Officer

•

Dr. Ben Adoo, Executive Chairman – Ghana

•

Joe Zvaipa, Managing Director - Ghana

•

Hugo Truter, Projects Executive

•

Ed Munnik, Metallurgical Executive

•

Fausto Di Trapani, Finance Executive

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

Expenditures

Exploration and evaluation expenditures

During the three months ended March 31, 2014, the Company incurred $0.06 million (three months ended March 31, 2013 - $0.5 million) of exploration and evaluation expenditures on its mineral resource properties in areas where the technical feasibility and economic recoverability has not yet been established.

Three months ended March 31, 2014	Asanko Gold Mine	Kubi	Other	Total

Exploration support costs	$ 42,026	$ 12,794	$ 3,069	$ 57,889

Three months ended March 31, 2013	Esaase	Asumura	Total

Camp operations	$ 98,486	$ -	$ 98,486
Exploration support costs	386,379	344	386,723
Share-based payments	41,252	-	41,252
VAT receivable allowance	4,504	-	4,504
	$ 530,621	$ 344	$ 530,965

Exploration and evaluation expenditures significantly decreased in the current period compared to the same period in the previous year as the Company focused its efforts on preparing for development of the Project. Management plans to ramp-up exploration activities on its three existing exploration projects in Ghana- Asumura, Kubi and Diaso - in the coming months.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

Development costs capitalized to mineral interests

	Asanko Gold Mine	Kubi	Other	Total

Mineral interest
Balance, December 31, 2013	$ 4,695,444	$ -	$ 170,043	$ 4,865,487
Acquisitions for the period	114,790	-	1,250	116,0340
Fair value on acquisition of PMI	110,423,463	4,362,365	500,000	115,285,828
Balance, March 31, 2014	$ 115,233,697	$ 4,362,365	$ 671,293	$ 120,267,355

Deferred development costs
Balance, December 31, 2013	$ 56,097,384	$ -	$ -	$ 56,097,384
Asset retirement obligation	91,335	-	-	91,335
Camp operations	779,448	-	-	779,448
Development support costs	420,932	-	-	420,932
Feasibly studies and engineering	2,205,408	-	-	2,205,408
Permitting	185,490	-	-	185,490
Share-based payments	907,329	-	-	907,329
Community affairs and environment	501,227	-	-	501,227
VAT receivable allowance	-	-	-	-
Balance, March 31, 2014	$ 61,188,553	$ -	$ -	$ 61,188,553
Total mineral interest and deferred development costs, March 31, 2014	$ 176,422,250	$ 4,362,365	$ 671,293	$ 181,455,908

During the three months ended March 31, 2014, the Company capitalized $5.1 million of development costs to Project, of which $0.1 million related to asset retirement obligations.

During the three months ended March, 31, 2014, the Company incurred $0.1 million of various legal and claim maintenance costs and recognized an aggregate fair value of $115.3 million of mineral interest acquired on the acquisition of PMI.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

Mineral interest and development assets for the year ended December 31, 2013 were as follows:

	Esaase	Asumura	Total

Mineral interest
Balance, December 31, 2012	$ 4,498,392	$ 170,043	$ 4,668,435
Additions for the period	197,052	-	197,052
Balance, December 31, 2013	$ 4,695,444	$ 170,043	$ 4,865,487

Deferred development costs
Balance, December 31, 2012	$ 41,710,029	$ -	$ 41,710,029
Asset retirement assets	(1,975,497)	-	(1,975,497)
Camp operations	2,844,814	-	2,844,814
Development support costs	672,373	-	672,373
Feasibility studies and engineering	7,831,083	-	7,831,083
Permitting	395,388	-	395,388
Share-based payments	1,467,096	-	1,467,096
Sustainability, community affairs and environment	3,052,929	-	3,052,929
VAT receivable allowance	99,169	-	99,169
Balance, December 31, 2013	$ 56,097,384	$ -	$ 56,097,384
Total mineral interest and deferred development costs, December 31, 2013	$ 60,792,828	$ 170,043	$ 60,962,871

PMI Acquisition

On December 17, 2013, the Company and PMI entered into a definitive arrangement agreement whereby Asanko agreed to acquire all of the common shares of PMI under a statutory plan of arrangement under British Columbia law (“Plan of Arrangement”). On February 6, 2014, Asanko completed the acquisition of PMI pursuant to the terms of the Plan of Arrangement under which the former PMI shareholders received 0.21 of an Asanko common share for each PMI share held. The Company issued 87,149,919 of its common shares to acquire 100% of the issued and outstanding shares of PMI.

The acquisition of PMI has created a flag ship project in Ghana and the foundation on which to build a mid-tier gold producer by combining PMI’s Obotan gold project with the Company’s Esaase gold project as well as provides significant exploration potential for future project development pipeline through exploration of numerous high priority targets on the consolidated 1,000 sq. km land package. The Company also expects to reduce costs through operational and capital costs synergies.

With the acquisition of PMI, the Company acquired interest in certain mineral resource concessions referred to in this document as the Obotan Gold Project, Kubi and the Diaso concessions.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

A preliminary allocation of the estimated purchase price at February 6, 2014, subject to final adjustments, is as follows:

Preliminary estimated purchase price:

87,149,919 common shares of Asanko at C$2.12 per share	$166,743,940
3,237,491 replacement options	2,318,492
126,000 replacement warrants	23,594
Total consideration	$169,086,026

Net assets acquired: Cash and cash equivalents	$82,351,619
Restricted cash	1,098,514
Receivables	132,090
Prepaid expenses	235,286
Property and equipment	794,284
Mineral interest and deferred development costs	115,285,828
Accounts payable and accrued liabilities	(5,937,445)
Asset retirement provision	(1,447,277)
Deferred income tax liability	(23,426,873)
Net assets acquired	$169,086,026

The fair value of the Company’s common shares, replacement options and replacement warrants issued for the acquisition of PMI was determined using the closing market price of the Company’s shares at February 5, 2014 of C$2.12 and a foreign exchange rate of 1 CAD = 0.9025 USD at the same date, which were the final closing variables before the transaction completed.  The fair value of the replacement options and replacement warrants was calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

	Replacement warrants	Replacement options
Risk free interest rate	1.01%	1.21%
Expected dividend yield	0%	0%
Share price volatility	64.5%	77.41%
Share price at the date of valuation (PMI closing share price at Feb 5, 2014)	C$0.45	C$0.45
Expected life	1.64 year	2.80 years

The Company commenced consolidating PMI’s financial position and results of operations effective February 6, 2014. The Company recognized $0.2 million interest income and $3.1 million net loss related to PMI for the period from Feb 6, 2014 to March 31, 2014. Had PMI been consolidated from January 1, 2014, the consolidated statements of comprehensive loss would include additional interest and other income of $0.1 million and additional net loss of $(1.0) million.

As at March 31, 2014, the aggregate transactions costs related to the acquisition of PMI are approximately $4.5 million, of which $0.25 million had been included in the consolidated statements of comprehensive loss of the Company for the year ended December 31, 2013.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

Other Properties

The Company has over 1,000 km2 of concessions in Ghana, as shown in Figure 5.  The Company has initiated a thorough review of its concessions and expects to rationalize its Ghanaian land holdings in early 2015.

Figure 5 Asanko’s Ghanaian concessions.

N
Asumura
Ahafo
Kumasi
Konongo
Bibiani
Asanko
Gold
Akyem
Chirano
Obuasi
Diaso
Edikan
Kubi
Bogoso
Damang
Prestea
Tarkwa
Induapriem
Southern Ashanti
Legend
Significant Gold Projects
Asanko Concessions
Greenstone Belts
0
25
50
100 Kilometers

The concessions include:

•

Asumura - located on Sefwi Belt, 65km south of Newmont’s 23Moz Ahafo Mine

•

Kubi - located on Ashanti Gold Belt, close to AngloGold Ashanti’s 60Moz Obuasi Mine

•

Diaso - part of  over 70km strike length over the highly prospective Asankrangwa Gold Belt

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

Kubi

The Kubi Project is located 65 km east of the Asanko Gold Mine, 15 km immediately south along strike from the Obuasi gold mining complex (owned by AngloGold Ashanti) and 12 km north east of the Edikan Gold Mine (owned by Perseus Mining). The Kubi tenements cover the intersection of two major regional geological structures – the north-south trending Ashanti shear zone and the east-west trending structures associated with Perseus Mining’s Edikan Gold Mine.

The Kubi Project comprises two mining leases which cover a total of 19.34 km² and prospecting licenses which covers 32.83 km². The Kubi Project is predominantly located in the Adansi South District of the Ashanti Region and a portion of the Upper Denkyira District of the Central Region of Ghana.  Dunkwa is the closest major town to the concession. The Supuma Shelter Belt forest reserve covers approximately 10% of the project area.

The Kubi mining leases, which expire on September 17, 2028, are held by a subsidiary of the Company for exploitation of gold only and cover a combined area of 19.34 km2.  Royal Gold, Inc. of Denver holds a 3% net proceeds of production royalty interest.

Diaso

The Diaso concessions offer significant exploration upside along the Abore, Nkran and Fromenda shears within the Asankrangwa Gold Belt:

Diaso North Concessions:

•

These concessions include:  Kaniago (Adansi), New Obuasi, Gyagyastreso (Switchback North) and Nkronua-Atifi (Swtichback South), Datano, and the Afiefiso portion of the Diaso-Afiefiso concession.

Diaso South Concessions:

•

These concessions include: Diaso portion of the Diaso-Afiefiso concession, Amuabaka, Juabo, Agyaka Manso and Manhia

The Diaso concessions were predominantly acquired from Goknet Mining in May 2006 and are subject to a 2% NSR royalty to Goknet, with the exception of Datano, which was acquired in July 2012 from the Midras Mining Company.

Asumura

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% NSR royalty; 50% of which may be purchased for $2,000,000 from GTE and the remaining 50% may be purchased for an additional $4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a further 5% royalty and 10% free carried interest by the Ghanaian government.

Exploration activities are currently on care and maintenance, however the Company is considering a small exploration program for 2014 or early 2015.

Free Carried interest to the Ghanaian Government

 Section 43.1 of the Ghanaian Minerals and Mining Act of 2006, (Government Participation in Mining Lease) provides:  Where a mineral right is for mining or exploitation, the Government shall acquire a ten percent free carried interest in the rights and obligations of the mineral operations in respect of which financial contribution shall not be paid by Government.

In order to achieve this legislative objective, 10% of the common shares of the Company’s Ghanaian subsidiary which owns the Esaase concession have been issued into the name of the Government of Ghana with a goal of settling the obligation. The government has a nominee on the board of this subsidiary. There is no shareholders agreement between the Company

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

as the 90% shareholder and the Government of Ghana as the 10% shareholder. The Ghanaian Governement is entitled to 10% of declared dividends from the net profits of Asanko Ghana but does not have to contribute to its capital investment.

The Company’s Ghanaian subsidiary which owns the Abore-Abirem and Adubea mining leases has neither issued 10% of the Company’s shares to the Government of Ghana nor appointed a government representative to the board of the subsidiary.  The Company expects to do so in due course.

Ghanaian Mining Royalties and Taxes

On March 19, 2010, the Government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Act now requires the holder of a mining lease, restricted mining lease, or small scale mining license to pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder.

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from an 80% deduction in year one to a straight-line depreciation of 20% per year over 5 years. A 10% windfall profit tax has been proposed but to date has not been enacted. The windfall profit tax was proposed to be calculated based on taxable income less taxes paid, capital expenditures incurred, additions to inventory and various other deductions and additions.  The Company now believes it is unlikely that a windfall profit tax will be implemented in the near future.

Legal Proceedings

Except as set forth below, there are no legal proceedings to which the Company is a party or, to the best of the Company's knowledge, to which any of the Company's property is or was subject, and there are no such proceedings known by the Company to be contemplated, where there is a claim for damages that exceeds ten percent of the Company’s current assets.

Goknet Arbitration

On November 6, 2012, the Company received a request from Goknet Mining Company Limited (“Goknet”) seeking PMI’s consent to the assignment of certain royalties under a 2006 Purchase Agreement between the Company and Goknet. The Company provided its consent on January 9, 2013 without pre-supposing that certain royalties alleged to have been created under such agreement were created. Goknet subsequently invoked the arbitration provisions of the contract under British Columbia law. An arbitral panel was established by the end of April, 2013, and the arbitration hearing is scheduled for September 2014. The arbitration panel is expected to rule as to whether a 2% NSR royalty is owed to Goknet from future production from the Abore-Abirem and Adubea mining leases.

Godbri Datano Claim

On September 14, 2012, Godbri Mining Limited (“Godbri”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, the sale of the Datano concession to the Company is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited (“Midras”) and states that it did not consent to the acquisition of the Datano concession by Adansi Gold Company (GH) Limited (“Adansi”). Adansi filed a defence on November 12, 2012. Godbri subsequently amended its claim on January 29, 2013 and in March 2013, both PMI and Adansi filed further defences. The matter is currently awaiting trial. The Datano concession was acquired in August 2013 from Midras. The transaction was legally completed between Adansi and Midras, and accordingly the Company considers the claim made by Godbri to be spurious and without any merit. Godbri is a private Ghanaian company.

Matisse and Madison Claim

On October 22, 2013, Matisse & Madison Co. Ltd. (“M&M”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking compensatory damages of $20 million plus interest for breach of a verbal contract related to the purchase of the Datano Concessions from Midras. The Company maintains that this is a frivolous lawsuit lacking in merit and will vigorously defend itself.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

Selected Annual Information

		Year ended December 31, 2013		Nine months ended December 31, 2012		Year ended March 31, 2012

Total revenue	$	NIL	$	NIL	$	NIL
Loss for the year		1,692,203		13,546,202		38,152,585
Loss per share – basic and diluted		0.02		0.17		0.51
Total assets		242,180,938		254,296,574		226,935,263
Total long-term financial assets		NIL		NIL		NIL
Cash dividends declared per share		NIL		NIL		NIL
Working capital		170,757,759		201,741,827		193,686,643

Results of Operations

Three months ended March 31, 2014 and 2013

During the three months ended March 31, 2014 (“Q1 2014”) Asanko had net loss of $10.9 million or loss of $0.08 per share compared to a loss of $0.1 million or $0.00 per share during the three months ended March 31, 2013 (“Q1 2013”). The main drivers of this increase in net loss of $10.1 million, were $4.3 million in business development costs incurred in relation to the acquisition of PMI and $2.9 million in restructuring costs related to the closure of PMI’s corporate offices and termination of personnel due to redundancy post the acquisition. In addition, the Company recognized $0.1 million loss on the revaluation of the foreign currency warrant liability during the Q1 2014 versus a $4.5 million gain on the revaluation of the foreign currency warrant liability during Q1 2013.

Administration expenses incurred during the three months ended March 31, 2014 were $3.2 million compared to $3.0 million during the comparative period, an increase of approximately 7%.

Significant variances in administration expenses included the following:

•

Office, rent and administration increased by $0.17 million or 35% to $0.65 million during Q1 2014 compared to Q1 2013. This increase was driven by the additional administration costs of approximately $0.36 million related to the PMI’s corporate offices, which were offset by a $0.19 million decrease across the Company’s other administration offices. PMI’s corporate offices had been closed as at the date of this MD&A.

•

Consulting fees, wages and benefits increased by $0.25 million or 44% to $0.8 million, of which $0.1 million is attributable to the addition of PMI personnel on the acquisition of PMI, and $0.15 million increase relates to the ongoing preparation of the Company’s operational readiness plan, which costs were not incurred in Q1 2013.

•

Share-based compensation increased by $0.16 million in Q1 2014 compared to Q1 2013 as there were no share-based options granted during Q1 2013 compared to 4.7 million share-based options granted in Q1 2014.

The increase in the expenses discussed above, was partially offset by decreases in the following expenses:

•

Travel promotion and investor relations decreased by $0.2 million or 42% during Q1 2014 compared to Q1 2013 in line with the Company’s efforts to reorganize its investor relations. The reorganization included termination of all investor relations personnel services provided by Universal Mineral Services Ltd. (“UMS”) during the Q1 2013 and the hiring of an investor relations consultant based in the UK.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

•

Professional fees decreased by $0.09 million due to decrease in accrued audit fees in Q1 2014 compared to the same period in the previous year.

•

Regulatory fees, transfer agent fees and shareholder information decreased by $0.9 million to $0.14 million Q1 2014 compared to Q1 2013. These fees were higher in Q1 2013 due to additional one-time filing costs.

Exploration and evaluation expenditures were $0.06 million during Q1 2014 as compared to $0.5 million in Q1 2013, a decrease of $0.44 million. Exploration programs have been on care and maintenance for the last few quarters, in an effort to conserve cash for the advancement of the Project.

Business development costs were $4.3 million during Q1 2014 and $0.8 million in the comparative period. During Q1 2014, business development costs included approximately $4.25 million related to the acquisition of PMI with the balance relating to the investigation of other potential acquisition targets, in line with the Company’s strategic goal of becoming a mid-tier gold producer.

During the three months ended March 31, 2014, the Company incurred restructuring costs of $2.9 million compared to $nil in Q1 2013. The restructuring charges relate to the closure of the PMI corporate offices in Canada and Australia and employee terminations due to redundancy post the acquisition of PMI. The restructuring was completed after the period end. The restructuring costs included $2.4 million of employee termination benefits, $0.3 million of contract terminations costs and $0.2 million of equipment write-offs.

Summary of Quarterly Results

The following table is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Income (loss) and comprehensive income (loss)	Earnings (loss) per share
March 31, 2014	$ 376,217	$ (10,917,328)	$ (0.08)
December 31, 2013	247,604	(2,262,150)	(0.03)
September 30, 2013	233,233	(1,009,842)	(0.01)
June 30, 2013	294,955	1,715,473	0.02
March 31, 2013	244,507	(135,684)	(0.00)
December 31, 2012	241,710	(6,071,918)	(0.07)
September 30, 2012	291,818	(1,798,774)	(0.02)
June 30, 2012	118,664	(5,675,510)	(0.08)

Liquidity and Capital Resources

The Company had working capital of $233.6 million at March 31, 2014 compared to $170.8 million at December 31, 2013, representing an increase in working capital of $62.8 million. As at March 31, 2014, the Company had cash and cash equivalents of $237.8 million and restricted cash of $1.2 million compared to cash and cash equivalents of $174.6 million and restricted cash of $nil as at December 31, 2013.

On February 6, 2014, the Company acquired cash and cash equivalents of $82.4 million and $1.1 million restricted cash with the acquisition of PMI.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

In October 2013, the Company entered into a debt financing agreement with Red Kite for up to $150 million, as discussed above, to fund the balance of the capital required to build the Esaase Gold Project and provide working capital during commissioning and start-up. The Red Kite debt facility is being reviewed with a view to restructuring the debt facility for use in constructing the Project. With the restructured debt, the Company would have sufficient financial resources to complete the construction of Phase 1 infrastructure of Project, which based on PMI’s Definitive Feasibility Study completed and published in late 2012, would have capital costs estimated at US$297 million. The Company has incurred $3.9 million in arrangement, legal and other fees related to obtaining the debt facility.

With the available cash resources and debt financing of up to $150.0 million, the Company is well positioned to complete Phase 1 of Project construction, cover its administrative overhead and pursue further growth through organic exploration and mergers and acquisitions.

The Company may receive additional funds through the exercise of outstanding common stock warrants and options or, if required, through the sale of additional common shares either as a private placement or common stock offering.

As at March 31, 2014, the other sources of funds potentially available to the Company are through the exercise of 9,569,500 warrants with a weighted average exercise price of C$4.01 and the outstanding share-based options with terms as follows:

	Total options outstanding			Total options exercisable
Range of exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price
C$1.00-C$2.00	412,991	3.04	C$1.85	412,991	3.04	C$1.85
C$2.01-C$3.00	6,829,500	4.60	C$2.25	2,888,875	4.31	C$2.36
C$3.01-C$4.00	4,416,500	3.04	C$3.75	4,168,375	3.01	C$3.75
C$4.01-C$5.00	1,465,500	2.72	C$4.54	1,465,500	2.72	C$4.54
C$5.01-C$6.00	42,000	2.64	C$5.58	42,000	2.64	C$5.58
C$6.01-C$7.00	551,250	1.25	C$6.19	551,250	1.25	C$6.19
C$7.01-C$8.00	50,000	1.96	C$8.00	50,000	1.96	C$8.00
C$8.01-C$9.00	89,250	2.64	C$8.34	89,250	2.64	C$8.34
C$9.01-C$10.00	367,500	1.95	C$9.53	367,500	1.95	C$9.53
	14,224,491	3.65	C$3.35	10,035,741	3.20	C$3.80

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised. As at March 31, 2014 none of the Company’s outstanding share purchase warrants and 2,008,241 share-based options were in-the-money.

During the three months ended March 31, 2014, 12,500 share-based options were exercised for gross proceeds of $12,792.

Historically, the Company’s operations have been primarily funded from share issuances through private placements and the exercise of warrants and share-based options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

Commitments

As at March 31, 2014, the Company had commitments totaling $2.5 million, for the purchase of mill and electrical equipment. In addition the Company has a purchase order with its EPCM contractor that is predominately driven by hours worked and as such is exposed to one months fees, per a standard one month notice period.

Reconciliation of previous financings

Proceeds from the February 2011 Offering (“the Offering”) were $209.6 million, of which the Company has used $100.9 million. Past disclosures have shown a detailed project budget based on the Esaase Project at the time of the financing. Given the changes in the Company and its projects, there is little relevance in providing a comparison of budget to actual. Going forward the Company will report the total expenditures versus the proceeds of the Offering.

Off-Balance Sheet Arrangements

None

Transactions with Related Parties

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

(a)

Key management compensation

Transactions with key management personnel were as follows:

	Three months ended March 31, 2014	Three months ended March 31, 2013

Salaries and benefits	$ 455,600	$ 495,737
Share-based payments	713,786	738,229
	$ 1,169,386	$ 1,233,966

Key management personnel consist of directors and officers of the Company.

(b)

Other related parties balances and transactions

Related party transactions (recoveries):

	Three months ended March 31, 2014	Three months ended March 31, 2013

UMS (i)	$ 47,355	$ 765,601

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

Related party balances receivable (payable):

	March 31, 2014	December 31, 2013

Universal Mineral Services Ltd. (i)	$ (4,103)	$ (4,923)
Universal Mineral Services Ltd. – prepaid deposit (i)	22,615	23,505
	$ 14,410	$ 18,582

UMS is a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provided geological, corporate development, administrative and management services to the Company on a cost recovery basis. Effective July 1, 2013, the Company notified UMS that it would no longer require any personnel services but will continue to share the cost of UMS’s office tenancy costs and IT services where required.

Subsequent Events

On April 4, 2014 the Company granted 300,000 share-based options to an employee of the Company at an exercise price of C$2.33 per share expiring on April 4, 2019.

Subsequent to March 31, 2014, performance rights to acquire an aggregate of 117,158 common shares of the Company had lapsed.

As discussed above, the Company and Red Kite agreed to terms to amend the existing DSFA.

Proposed Transactions

None

Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of mineral properties, measurement of asset retirement obligations and the valuation of share-based payments and foreign currency warrant liability. Actual results could differ from those estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

The assumptions used to determine the Company’s asset retirement obligation are as follows:

	Three months ended	Year ended
	March 31, 2014	December 31, 2013

Undiscounted and uninflated estimated future cash obligation	$ 12,448,443	$ 10,642,162
Range of expected term until settlement	12-16 years	15 years
Discount rate range	2.73% - 3.17%	2.16%

Share-based payments and foreign currency warrant liability: Management determines the fair value of share-based payments and foreign currency warrant liability using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

Development costs: Based on the positive results of the PFS, effective October 1, 2011, the Company commenced capitalizing all development costs associated with the Esaase Gold Project. Exploration and evaluation expenditures will now reflect those expenditures incurred to identify new deposits outside of the main Esaase deposit. Management has determined that the mineral interest and development costs that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological information, life of mine models, scoping and pre-feasibility studies, and existing permits and permitting programs.

Changes in Accounting Policies including Initial Adoption

There has been no change in significant accounting policies.

Financial Instruments and Other Instruments

(a)

Risk exposure

The risk exposure arising from these financial instruments is summarized as follows:

(i)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 10 basis points in the interest rates would result in a corresponding increase or decrease in loss for the three months ended March 31, 2014 of approximately $237,750 (three months ended March 31, 2013 - $196,900).

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk through holding of Canadian dollar (CAD) cash and cash equivalents and restricted cash in Euro (EUR). As at March 31, 2014, the Company had a CAD balance of $90.5 million (December 31, 2012 – $27.2 million) and EUR restricted cash balance of $1.2 million (December

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

31, 2013 - $nil) expressed in US dollar equivalent. As at March 31, 2014 and December 31, 2012, the Company had no hedging agreements in place with respect to foreign exchange rates.

(b)

Fair values

(i)    Foreign currency warrant liability

The foreign currency share purchase warrants issued in the non-brokered private placement of November 5, 2012 have not been listed on an exchange and therefore do not trade on an active market. The fair value at March 31, 2014 and December 31, 2013of the foreign currency warrant liability associated with the issuance of these warrants is categorized within level 2 of the fair value hierarchy and was estimated using the Black-Scholes option pricing model with the following assumptions:

	March 31, 2014	December 31, 2013
Risk free interest rate	1.07%	1.10%
Expected dividend yield	0%	0%
Share price volatility	51%	56%
Share price at the date of valuation	C$2.30	C$1.71
Expected life of warrants	0.60 year	0.85 year

(ii)     Other

The carrying values of cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent audited consolidated annual financial statements for the year ended December 31, 2013.

There has been no material change in the Company’s internal control over financial reporting during the three months ended March 31, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Evaluation and Effectiveness of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting as required by Canadian securities laws, and have concluded that such procedures are adequate to ensure accurate and complete disclosures in public filings.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2014 and 2013

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Summary of Outstanding Share Data

As of the date of this MD&A, there were 172,216,752 common shares of the Company issued and outstanding, 14,524,491 share purchase options outstanding and 9,569,500 share purchase warrants outstanding.

Forward-looking statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of  deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, mineral tenure rules, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the 40-F filing for the year ended December 31, 2013, available on SEDAR at www.sedar.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Readers are cautioned that there can be no certainty that when various scenarios for optimizing the development strategy for the Project are identified, the Project will be built in two phases or that the overall conclusions will suggest the Project economics are significantly improved over the current Esaase project (May 2013) prefeasibility study, which is on file at www.sedar.com.